

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REPORTS $150.2 MILLION ASSET SALES, FURTHER DEBT REDUCTION & INCREASED CAPITAL PROGRAM

CALGARY, June 7, 2010 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) is pleased to announce that it has entered into purchase and sale agreements relating to the disposition of a portion of its natural gas assets located in the Niton and Gilby areas in Central Alberta. Gross proceeds from the transactions are expected to be $150.2 million, which will be used to reduce outstanding indebtedness and provide additional capital for Compton's 2010 development program.

The properties to be sold produced approximately 3,100 boe/d on a combined basis at the effective date of the transactions and were assigned net proved and net proved plus probable reserves of 9.4 MMboe and 14.1 MMboe, respectively, at December 31, 2009. This results in overall sale metrics of $48,500 per equivalent flowing barrel of production and $15.90 and $10.64 per BOE of reserves, for proved and proved plus probable, respectively.

Upon completion of the transactions, Compton will retain a dominant position in the Niton area, providing significant upside potential through its multiple zone development opportunities and contiguous land blocks. The Corporation plans to drill 11 gross wells in this area in 2010, targeting a number of prospective formations. Compton will continue to hold a significant overall land position, totaling 165,019 gross (124,425 net) acres in the area, of which 93,105 gross (77,545 net) acres are undeveloped.

These property sales represent another step in Compton's continuing initiatives to reduce debt, streamline operations and better position itself for growth opportunities.

"These transactions highlight the value of our assets, which is not currently being reflected in our share price," said Tim Granger, President and Chief Executive Officer. "The overall deal metrics are excellent, resulting in high per flowing barrel and reserve values as compared to other recent natural gas transactions. They are also consistent with our objective to improve financial flexibility while preserving significant upside potential for shareholders. We continue to believe that Compton's asset base can generate solid returns and production growth in a conservative natural gas price environment."

The transactions are expected to be accretive to Compton and its shareholders as the Corporation's forward looking cash flow per share is expected to improve with reduced costs offsetting lower production levels. Furthermore, future cash flow should be sufficient to maintain or modestly increase production, assuming natural gas prices in the $5/GJ AECO range.

Upon the successful completion of the transactions, Compton's capital structure will improve with a projected 2011 debt to cash flow ratio of approximately 5 to 6 times. This assumes a $5.50/GJ AECO natural gas price and is dependent on investment levels and resulting production rates. Every $0.25/GJ change in the natural gas price would impact the projected 2011 debt to cash flow ratio by approximately 0.5 times.

Under these assumptions, Management anticipates that it can maintain or modestly grow production in 2011 from 2010 levels with a capital development budget that does not exceed projected cash flow. With conservative gas prices, Compton's asset base offers solid returns and production growth.

"Though not complete, the improvements to our capital structure and ensuing accretion in our netbacks will result in a stable position from which to grow," Mr. Granger continued. "Looking forward, we anticipate generating sufficient cash flow to maintain or grow our production base. Our overall debt levels are manageable today and, as such, the majority of our focus can now shift to developing our excellent asset base as we continue to work towards further opportunities to improve our debt ratios."

The sale transactions have been approved by Compton's Board of Directors, which has concluded that the transactions are in the best interest of shareholders. The transactions are expected to close at the end of June and in mid-July and are subject to conditions typical of transactions of this nature (including, in the case of one of the sales, the completion of an underwritten financing transaction).

Outlook

With a strengthened capital structure and a high quality inventory of drilling prospects, Compton will focus on demonstrating the solid growth potential and underlying value of its asset base. The Corporation's revised guidance for 2010, taking into account the sale transactions, is as follows:

	Revised Guidance
Average daily production (boe/d)	16,000 – 16,500
Cash flow ($ millions)	$40 - $50
Capital expenditures ($ millions)	$70 - $80
2010 Pricing:	
Natural gas - AECO (Cdn$/GJ)	$4.70
Crude oil – Edmonton Sweet (Cdn$/bbl)	$78.39
Exchange rate (US$/Cdn$)	$0.99

NB: A $0.25 change in the AECO natural gas price is expected to result in a $7.0 million change in cash flow.

Capital expenditures for 2010 will be funded through cash flow generated from operations and other sources such as the sale transactions. During the third and fourth quarters of 2010, Compton anticipates drilling four gross Cardium wells in the Niton area and two to three Basal Quartz wells at High River. The Corporation also plans to drill three wells in the Foothills area prior to year-end: one well at Todd Creek and two at Callum/Cowley.

Compton's corporate strategy is to focus on asset development, maintain financial flexibility and optimize cost structures as well as operating efficiencies to deliver economic growth. The Corporation will pursue future development plans to maximize the upside potential of its assets, accelerating its program as commodity prices allow. Management will continue to employ a disciplined approach to development to create long-term growth in shareholder value.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as cash flow, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton

believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the results of its reserve evaluation. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Gething/Rock Creek sands at Niton and Gilby in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com